Exhibit (a)(14)

March 26, 2010

Dear Fellow Lionsgate Shareholder:

As you know, on March 19, 2010, Carl Icahn and certain of his affiliated entities (the “Icahn Group”) announced a revision to its unsolicited offer to acquire up to all of the common shares of Lionsgate for U.S.$6.00 per share price — the same price the Icahn Group offered in its original unsolicited partial offer which it commenced on March 1, 2010.

After careful consideration, including a thorough review of the terms and conditions of the offer by the Special Committee of the Board and by the Board, in consultation with their financial and legal advisors, the Board, by unanimous vote of the directors present at a meeting held on March 22, 2010, and upon the unanimous recommendation of the Special Committee, determined that the Icahn Group’s revised unsolicited offer, like the original offer, is financially inadequate and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders.

On May 4, 2010, at a Special Meeting of Shareholders, you will be asked to vote to approve the Shareholder Rights Plan, which your Board determined is in the best interests of Lionsgate, its shareholders and other stakeholders.

The Board believes that the Shareholder Rights Plan is in the best interests of the Company, its shareholders and other stakeholders and recommends that you vote FOR the Shareholder Rights Plan on the WHITE Proxy Card. In addition, your Board strongly recommends that you do NOT tender your shares to the Icahn Group’s offer.

The purpose of the Shareholder Rights Plan is to ensure, to the extent possible, that all of Lionsgate’s shareholders are treated equally and fairly in connection with attempts to acquire effective control of the Company, because those transactions may be structured in a manner that results in shareholders being subject to undue pressure in choosing whether to sell their shares.

The Shareholder Rights Plan is triggered if any shareholder obtains 20% (the threshold at which the Canadian takeover rules are invoked, as being a “control threshold”) of Lionsgate’s common shares without complying with the plan, in which case certain rights will become exercisable that are likely to cause significant dilution of the acquiring shareholder’s ownership stake.

The Shareholder Rights Plan does not prevent control transactions but rather encourages certain types of takeover bids that treat shareholders equally and fairly. For example, a bid for all of the Lionsgate common shares that meets certain criteria, including that it is irrevocably conditioned on a tender of a majority of the shares not held by the offeror (in this case, the Icahn Group) and remains open for specified time periods, including after shares are initially taken up pursuant to the offer. This permits a bid to proceed without board support if it is structured in a manner that gives shareholders a fair opportunity to evaluate the offer without any coercion resulting from the structure of the bid.

To be clear, this is not a U.S. style shareholder rights plan that provides a board with broad discretion over whether to permit a bid. If the bid is accepted by a majority of “independent shareholders” and meets the other criteria set out above, it can proceed notwithstanding opposition from the Board and management.

The Board’s rationale for rejecting the Icahn Group’s unsolicited offer is highlighted below:

LIONSGATE HAS A CONSISTENT GROWTH STRATEGY THAT CONTINUES
TO BUILD SHAREHOLDER VALUE

The Lionsgate Board and management team are focused on leading the Company and are committed to building value for all of our shareholders. Starting in 2000, we laid out a disciplined, three-phase business plan that has been the driver behind Lionsgate’s position as the leading next generation studio in the entertainment industry.

Central to Phase 1 was the building of Lionsgate’s library foundation. We focused on accumulating valuable libraries and expanding our motion picture business. During Phase 2, our focus turned toward growing a diversified TV business that included strong production, distribution and syndication operations. As a result of this strategy, Lionsgate has generated numerous hit TV shows, including Mad Men, Weeds, Nurse Jackie, and Blue Mountain State, all of which have been picked up for subsequent seasons on leading networks.

We are now in the early stages of Phase 3 integration and are continuing to gain momentum. We are focused on leveraging our content leadership and marketing prowess into controlling our content destiny by building and partnering on our suite of channel platforms, such as TV Guide, EPIX and Fear Net. For example, two movies from our library, Dirty Dancing and Dirty Dancing: Havana Nights, helped propel TV Guide Network to record ratings in December 2009.

Our hit TV television series, Weeds, has just been sold to TV Guide Network as one of the three series that will be anchoring the fall 2010 line-up. Many films from our library are now airing on our EPIX multi-platform channel.

We believe that our disciplined and opportunistic growth strategy is paying off and we are eager to realize the results of our long-term business plan and deliver value to our shareholders.

Since January 2000, Lionsgate stock has appreciated by 165%, significantly outperforming its peers. In comparison, over the same timeframe, the S&P 500 declined 21% and the S&P 500 Media Index declined 50%.1

LIONSGATE HAS A STRONG TRACK RECORD OF SUCCESSFUL ACQUISITIONS

Over the past 10 years, as part of our overall business strategy, acquisitions have been a key part of our growth plan. The Lionsgate Board and management have consistently exhibited a disciplined approach to acquisitions. In keeping with this strategy, the Board and management continue to evaluate transactions that we believe will improve the Company’s business and create significant value for all of our shareholders.
1 From January 1, 2000-March 25, 2010. Source: Bloomberg.

Recent transactions demonstrate your Board and management team’s proven ability to successfully acquire companies that have enhanced Lionsgate’s business and build value for shareholders:

•	Lionsgate UK (October 2005) is expected to contribute about $12 million before overhead on projected revenues of over $70 million this year.
•	Debmar-Mercury (August 2006) a television syndication company that we bought for $27 million, continues to achieve success with our own and third-party products. It is expected to contribute $13 million before overhead on projected revenues of $100 million this year.
•	This year, Mandate Pictures (August 2007) a motion picture production, distribution and sales company, is expected to contribute a projected $14 million before overhead on projected revenues of over $100 million.
•	Based upon increased ratings and traffic to TVGuide.com and new distribution deals with Comcast and Charter, we believe that TV Guide Network and TVGuide.com (February 2009) are worth significantly more than what we paid a year ago. We expect TV Guide Network and TVGuide.com to generate $75 million annually in EBITDA within three years.

THE ICAHN GROUP IS SEEKING TOTAL CONTROL OF YOUR COMPANY
WITHOUT PAYING YOU A CONTROL PREMIUM

The Icahn Group’s offer price of U.S.$6.00 per share represents a premium of only 14.7% to the closing stock price prior to when the Icahn Group announced its intentions to launch a tender offer for the Company. The Board believes that a premium of only 14.7% is insufficient for the acquisition of control of Lionsgate.

In addition, the Board and senior management believe that significant additional value will result from the continued implementation of Lionsgate’s business plan. The views of sell side analysts, whose average price target for Lionsgate shares is $8.78 (which is for ongoing business and includes no control premium) reinforces the inadequacy of the Icahn Group’s offer. The average price target (without a control premium) of Wall Street analysts for the shares of Lionsgate as of March 25, 2010 is 46.3% higher than the U.S.$6.00 per share offer price. As of close of market on March 25, 2010, Lionsgate shares were trading at $6.30.

THE ICAHN GROUP LACKS INDUSTRY EXPERIENCE AND
ITS AMBITION TO RUN OPERATIONS COULD HARM LIONSGATE AND
THE VALUE OF YOUR INVESTMENT

The Icahn Group has limited, if any, experience in operating a business in Lionsgate’s industry. Notwithstanding this lack of demonstrated experience, the Icahn Group intends to replace the Board and potentially the management team and to usurp the decision making processes within the Company, including the green lighting of film and TV projects, franchise development and marketing.

The Icahn Group has not provided any clear and coherent vision for Lionsgate. In a March 24, 2010 interview on CNBC, Carl Icahn expressed his “vision” regarding Lionsgate’s business:

•	Movies: Lionsgate “should not be producing movies.”
•	TV: “You don’t make a lot of money on these TV productions. . .TV does not make a company a lot of money.”
•	Distribution: The Company has “a good thing in the distribution business,” implying that the Company should limit itself to distribution only.

Let’s look at the facts:

•	Movies: Lionsgate has achieved profitability on approximately 70% of our film releases over the past ten years.
•	TV: The Lionsgate television business has grown from annual revenues of $8 million in 1999 to approximately $350 million this year at growing profitability.
•	Distribution: We agree that having a worldwide distribution infrastructure is good. But Mr. Icahn does not want Lionsgate to produce movies, television programming, or to purchase additional libraries – even at the right price. This would leave us no proprietary content to put through a distribution system.

THE ICAHN GROUP SEEKS TO INTERFERE IN THE OPERATIONS OF
LIONSGATE’S BUSINESS REGARDLESS OF THE
POTENTIAL COST TO SHAREHOLDERS

The terms of Lionsgate’s secured revolving credit facility with its lenders provide that the acquisition of more than 20% of the equity of Lionsgate by any person or group may constitute a “change in control” – a provision that lenders typically require in banking agreements of this kind. A change in control could result in an event of default and the acceleration of Lionsgate’s outstanding debt under the credit facility. By seeking to increase his share ownership, the Icahn Group is risking triggering this change in control clause.

If the Icahn Group is successful in its offer, or even partially successful and its ownership crosses the 20% threshold, Lionsgate could be required to repay all amounts then outstanding and could lose its primary source of liquidity to fund operations. This would be detrimental to the Company. Lionsgate would need to immediately seek a replacement source of funding in order to continue to operate its business as usual.

There is no assurance that Lionsgate would be able to obtain an amendment, forbearance or waiver of the default provisions of the credit facilities, nor is there assurance that a replacement credit facility would be available on similarly favorable terms to the existing facility, if at all. It is likely that any waiver of the change of control would come at the cost of increased interest rates and/or fees for the Company’s facility given the perception of greater risk associated with Mr. Icahn’s influence.

In connection with this risk, on March 24, 2010, S&P placed Lionsgate’s rating outlook on CreditWatch with negative implications reflecting their concern that a successful tender offer by the Icahn Group “could trigger an event of default, which Lions Gate’s banks could decide not to waive.”

THE OFFER CREATES SUBSTANTIAL UNCERTAINTY FOR LIONSGATE’S
SHAREHOLDERS AND IS HIGHLY CONDITIONAL

Despite changes to the Icahn Group’s original offer, including the fact that it is no longer a partial offer, it remains coercive and limits shareholder choice. The offer is structured such that the minimum tender condition can be satisfied or waived, in the Icahn Group’s sole discretion, without there being a subsequent tender period, such that shareholders will be unfairly pressured to decide whether to tender to the offer without the knowledge of the extent to which other shareholders have tender or whether the Icahn Group will waive the condition and acquire effective control.

In addition, there are numerous conditions to the Icahn Group’s offer (many of which may be waived) that create significant uncertainty for Lionsgate’s shareholders.

These aspects of the offer force shareholders to make decisions about their investment in Lionsgate without full information, and unduly pressure them to tender simply in order to avoid being left with shares in a company effectively controlled by the Icahn Group.

Furthermore, the timing of the Icahn Group’s tender offer deadline, being April 30, 2010, is designed to preempt shareholders’ opportunity and right to choose to vote upon the implementation of the Shareholder Rights Plan at the Special Meeting of Shareholders on May 4, 2010.

PROTECT THE VALUE OF YOUR INVESTMENT AND REJECT
THE ICAHN GROUP’S OFFER

Collectively, the Board and management hold 24% of Lionsgate shares and naturally our interests are aligned with shareholders.

Lionsgate is a strong and diversified company with a proven strategy to generate value for our shareholders. We are confident we can better serve our shareholders by continuing to execute our strategic business plan. Your Board strongly recommends protecting the value of your investment and rejecting the Icahn Group’s inadequate offer and not tender your shares.

The Board also recommends that you vote FOR the Shareholder Rights Plan Resolution on the WHITE Proxy Card.

We have appreciated and look forward to your continued support.

Sincerely,	Sincerely,

Jon Feltheimer Co-Chairman and Chief Executive Officer	Michael Burns Vice Chairman

If you have any questions, require assistance in voting your shares, or need additional copies of Lionsgate’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
lionsgate@mackenziepartners.com
(212) 929-5500 (call collect)
Or
TOLL-FREE (800) 322-2885

Morgan Stanley is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor. Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed and amended a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and a notice of change to directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular or amendment thereto filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate will file a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, when available, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2009 Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and Lionsgate’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed with the SEC on February 9, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “forecasts” and similar expressions are used to identify these forward-looking statements.